EX-99.(a)(5)(iii)

TEMPLETON GLOBAL INCOME FUND 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON GLOBAL INCOME FUND (“GIM”)
ANNOUNCES FINAL RESULTS OF TENDER OFFER

Fort Lauderdale, Florida, December 13, 2021. Templeton Global Income Fund [NYSE: GIM] today announced the final results of its tender offer to purchase for cash up to 93,900,910 of its common shares, which expired on Tuesday, December 7, 2021 at 11:59 p.m., New York City time.

A total of 31,347,230.632 shares, or 23.37% of the Fund’s common shares outstanding (134,144,158) and 33.38% of the available shares for tender (93,900,910), were properly tendered and not withdrawn by December 7, 2021, the expiration date for the tender offer and the final date for withdrawals. In accordance with the terms of the tender offer, the Fund has accepted for purchase all shares properly tendered by all tendering shareholders. The purchase price for tendered shares is $5.43 per share. American Stock Transfer & Trust Company, LLC, the depositary for this tender offer, has received the aggregate proceeds for all accepted shares and is currently in the process of distributing the funds to individual shareholders.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (SEC), including the Fund’s annual report for the fiscal year ended December 31, 2020, are available without cost at the SEC’s website at www.sec.gov or by calling 800-342-5236.
The Fund is a non-diversified closed-end fund. The Fund’s primary investment objective is to seek to provide high, current income, with a secondary goal of capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in income-producing securities, including debt securities of U.S. and foreign issuers, including emerging markets.
The Fund has implemented a managed distribution policy whereby the Fund will make monthly distributions to common shareholders at an annual minimum fixed rate of 7.5 percent, based on the average monthly NAV of the Fund’s common shares. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

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For further information on Templeton Global Income Fund, please visit our web site at: www.franklintempleton.com

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 165 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company brings extensive capabilities in equity, fixed income, multi-asset solutions and alternatives. With offices in more than 30 countries and approximately 1,300 investment professionals, the California-based company has over 70 years of investment experience and over $1.5 trillion in assets under management as of November 30, 2021. For more information, please visit franklintempleton.com.